Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4463

COPY

03 SEP 22 AM 7:21

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

September 10, 2003

<u>**DELIVERED**</u>

03032148

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario
M5H 3S8

<u>Attention: Continuous Disclosure</u>

SUPPL

Dear Sirs/Mesdames:

RE: Outlook Resources Inc. ("Outlook")
<u>File No. 1006-M-1</u>

Please be advised that Outlook has granted 400,000 consultant company stock options exercisable at $0.10 per share until September 3, 2008 (the "Options"). The Options are non-transferable. The Options were traded to one (1) consultant pursuant to the Stock Option Plan approved by shareholders at the Special Meeting held on December 17, 1997 pursuant to the rules of the Toronto Stock Exchange (the "Rules") as amended on April 20, 1999, May 15, 2000, November 16, 2000, June 26, 2001 and October 21, 2002 and in reliance on Multilateral Instrument 45-105 (the "MII Rule"). The following further information is provided pursuant to the MII Rule and the Rules:

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

1. <u>Full Name and Address of Vendor</u>:

   OUTLOOK RESOURCES INC.
   Suite 205, The Royal Building
   277 Lakeshore Road West
   Oakville, Ontario
   L6J 1H9

2. <u>Full Name and Address of the Issuer of the Security Traded and Description of the Security</u>:

   OUTLOOK RESOURCES INC.
   Suite 205, The Royal Building
   277 Lakeshore Road West
   Oakville, Ontario
   L6J 1H9

   400,000 consultant company options to purchase common shares at $0.10 per share until September 3, 2008.

dlw 9/23

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

3. Date of Trade

September 3, 2003

4.

Full Name and Address of Purchaser	Number of Options Acquired	Expiry Date
Renergex Inc. 101 Scollard Street Toronto, Ontario M5R 1G4	400,000	September 3, 2008

5. Other Details:

Nil

Yours very truly,

JOHNSTONE & COMPANY

COPY

Per: Kathleen E. Skerrett

cc: TSX Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**
Outlook Resources Inc.

KES/vl

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